NIXON PEABODY LLP
                                ATTORNEYS AT LAW
                                100 Summer Street
                        Boston, Massachusetts 02110-2131



                                William E. Kelly
                           Direct Dial: (617) 345-1195
                           Direct Fax: (866) 743-4899


                                   May 2, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:        Russell Mancuso, Esq.
                  Timothy Buchmiller, Esq.

         Re:      Biophan Technologies, Inc.
                  Registration Statement on Form S-3
                  File No. 333-130920


Ladies and Gentlemen:

      On behalf of Biophan Technologies, Inc. (the "Company") we are, in accordance with Rule 101(a)(1)(i) of Regulation S-T, electronically submitting for filing pursuant to the Securities Act of 1933, Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from the Registration Statement, filed on January 9, 2006.

      Amendment No. 1 contains changes in response to the comments to the Registration Statement made in a letter to Michael L. Weiner, the CEO of the Company, dated February 2, 2006 from Russell Mancuso, Branch Chief. The responses of the Company to Mr. Mancuso's comments are set forth below. All of such responses are keyed to the sequential numbering of the comments contained in Mr. Mancuso's letter and to the headings used in such letter.

General

      1. Any outstanding comments issued on your Annual Report on Form 10-KSB for the fiscal year ended February 28, 2005 that has been incorporated by reference into your registration statement must be resolved before we may accelerate the effectiveness of this registration statement.

            The Company was advised by Martin F. James, Senior Assistant Chief Accountant in the Division of Corporation Finance, in a letter dated March 29, 2006 that the Commission's Staff had completed its review of the Company's Annual Report on Form l0-KSB for the fiscal year ended February 28, 2005 and related filings and did not have any further comments.

                                NIXON PEABODY LLP


Securities and Exchange Commission
May 2, 2006
Page 2


Selling Stockholders, page 10

      2. We refer to comment 3 in our letter to you dated December 1, 2005. In response to that comment, please expand your disclosure to identify all individuals who beneficially own the securities held by Biomed Solutions, LLC.

                  Footnote 5 to the Table of Selling Stockholders has been revised and expanded to disclose the identity of RBK LLC, the Manager of Biophan Ventures LLC (one of the members of Biomed Solutions LLC and an affiliate of Ross B. Kenzie, a member of the Company's Board of Directors) and the pecuniary interest of RBK LLC in Biomed Solutions LLC. On April 20, 2006, we supplementally provided to the Commission's Staff detailed information regarding the identities and beneficial ownership interests of the other individuals, family partnerships and trusts that are members of RBK LLC and Technology Innovations LLC, the members of Biomed Solutions LLC. Footnote 5 also discloses that, to the best of the Company's knowledge, no person or entity affiliated with any of the Company's directors, executive officers or 10% stockholders (other than those identified in Footnote 5) holds any beneficial interest in Biomed Solutions LLC. Following discussions with the Commission's Staff, additional disclosure has been added to Footnote 5 to indicate that Michael L. Weiner, the Company's President and Chief Executive Officer, exercises, in his capacity as Manager of Biomed Solutions LLC, sole voting and dispositive control of the shares of the Company's Common Stock held by Biomed Solutions LLC.


Exhibits


      3. Please note that the comments we previously issued on your pending requests for confidential treatment must be resolved before we may accelerate the effectiveness of this registration statement.

                  The Company had two pending requests for confidential treatment. The first was submitted on May 27, 2005 and related to an exhibit to the Company's annual report on Form 10-KSB for the year ended February 28, 2005 (the "10-KSB Exhibit"). The second was submitted on October 17, 2005 and related to an exhibit to the Company's quarterly report on Form 10-Q for the quarter ended August 31, 2005 (the "10-Q Exhibit"). Following discussions with the Commission's Staff, the Company withdrew its request for confidential treatment of the 10-Q Exhibit and amended its request for confidential treatment of the 10-KSB Exhibit. On April 18, 2006, the Commission granted the Company's amended request for confidential treatment of the 10-KSB Exhibit.


      Amendment No. 1 contains new disclosure regarding transactions involving two of the Selling Stockholders which occurred after the filing of the Registration Statement.

      Following discussions with the Commission's Staff, the Company has deleted former Footnote 4 to the Table of Selling Stockholders in order to avoid confusion regarding the Company's intentions with respect to the sale of shares of Common Stock to SBI Brightline XI, LLC.

Securities and Exchange Commission
May 2, 2006
Page 3



      Amendment No. 1 also reflects (i) the incorporation by reference of additional filings made by the Company under the Securities Exchange Act of 1934 since the date on which the Registration Statement was filed, (ii) the appointment of Darryl L. Canfield as the Company's Chief Financial Officer (following retirement of Robert Wood, the Chief Financial Officer at the time the Registration Statement was filed) and of Theodore A. Greenberg as an additional member of the Company's Board of Directors, and (iii) updating of information regarding the market price for the Company's Common Stock and certain other information included in the Registration Statement.

      The Company is today submitting to the Commission a request that the effectiveness of the Registration Statement, as amended by Amendment No. 1, be accelerated to May 3, 2006 or as soon thereafter as practicable.

      If you require any further information,  please contact the undersigned at
(617) 345-1195.

                                        Very truly yours,

                                        /s/ William E. Kelly
                                        William E. Kelly



WEK/tan
cc:   Darryl L. Canfield (Chief Financial Officer)